Filed by Level 3 Communications, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                         Subject Company:  Broadwing Corporation
                                                    Commission File No.: 0-30989

                                                         Date:  October 17, 2006


This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Broadwing by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition; Level 3's and Broadwing's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and
(ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) whether the stockholders of Broadwing approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Level 3 and Broadwing; (4) the realization of revenue and cost synergy benefits from the proposed transaction; and (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees. Other important factors that may affect Level 3's and the combined business' results of operations and financial condition include, but are not limited to: increasing the volume of traffic on Level 3's network; developing new products and services that meet customer demands and generate acceptable margins; successfully completing commercial testing of new technology and information systems to support new products and services, including voice transmission services; stabilizing or reducing the rate of price compression on certain of our communications services; integrating strategic acquisitions including the acquisition of Broadwing; attracting and retaining qualified management and other personnel; and the ability to meet all of the terms and conditions of our debt obligations. Level 3's Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other Securities and Exchange Commission filings discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. The forward-looking statements in this release and the related conference call for analysts and investors speak only as of the date they are made. Level 3 and Broadwing do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

This document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Broadwing's stockholders for their consideration. Level 3 and Broadwing will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Broadwing are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Level 3 can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Level 3 in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Level 3 and Broadwing, at the SEC's Web site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Level 3, Investor Relations, 1025 Eldorado Blvd., Broomfield, CO 80021, 720-888-2500 or to Broadwing, Investor Relations, 1122 Capital of Texas Highway South Austin, TX 78746-6426, (866) 426-7847.

Level 3, Broadwing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Broadwing in connection with the proposed transaction. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A, dated April 6, 2006, as supplemented, for Level 3's 2006 annual meeting of stockholders. Information about directors and executive officers of Broadwing and their ownership of Broadwing common stock is set forth in the proxy statement on Schedule 14A, filed with the SEC on March 24, 2006, for Broadwing's 2006 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

                                     * * *

The following Employee FAQs was distributed to employees of Level 3 Communications, Inc. on October 17, 2006

                                     * * *


--------------------------------------------------------------------------------
Employee FAQs
--------------------------------------------------------------------------------


Deal Strategy

1. What is the rationale behind Level 3's decision to purchase Broadwing?

         The acquisition of Broadwing is consistent with Level 3's wholesale market strategy, as well as our more recent entry into the enterprise market. We believe the combination of Level 3 and Broadwing will create value through the elimination of duplicative network and operating costs, as well as through the acceleration of growth in our Business Markets Group.

         Broadwing has made great strides with national enterprise customers as a result of their product portfolio and national sales teams. We expect to leverage both of these capabilities to accelerate the growth of Level 3's Business Markets Group.

2. What regulatory approvals are required to close this transaction?

         The transaction is subject to normal closing conditions including U.S. Government antitrust (Hart-Scott-Rodino) approval, and the approval of certain state PUCs. We expect closing to occur in the first quarter of 2007.


Network

3. Can you tell me about the Broadwing network in comparison to Level 3's network?

          Broadwing's network includes approximately 19,000 route miles. Pro forma this transaction, Level 3 will have approximately 40,000 intercity route miles of fiber and will add network facilities in Washington, Florida, Georgia, Michigan and Texas to its already extensive footprint.


Integration

4.       How long does Level 3 expect the integration will take to complete?

         Integration timing and logistics will be determined during integration planning.


Customers

5.        Who are Broadwing's customers?

          Broadwing's customer base includes:
          -    Eight of the Fortune 10
          -    More than 70 of the Fortune 100
          -    And almost half of the Fortune 500


6.      What services does Broadwing currently offer its customers?

         Broadwing offers a range of transport services including wavelengths, private line, dark fiber, and colocation; voice services including both long distance services (both wholesale and retail), and local services; video transport service, and data and internet services including HSIP, IP VPN, ATM/Frame Relay services.

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


Employees

7.       How many employees does Broadwing have?

          Broadwing has approximately 1,600 employees.


8.       Will this transaction include any reductions in the workforce?

         As a result of this transaction, we expect there will be a reduction in workforce. The details will be determined during integration planning.


Media & Investor Relations

9.       What do I do if I get a call from the Media, an Analyst or a Blogger?

         Please decline to comment and direct them to our media relations team:

         Josh Howell       or       Chris Hardman
         720-888-2517               720-888-2292


10. What do I do if I get a call from an Investor?

         Please decline to comment and direct them to our investor relations team:
         Robin Grey          or      Valerie Finberg
         720-888-2518                 720-888-2501


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

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Broadwing by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition; Level 3's and Broadwing's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and
(ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) whether the stockholders of Broadwing approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Level 3 and Broadwing; (4) the realization of revenue and cost synergy benefits from the proposed transaction; and (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees. Other important factors that may affect Level 3's and the combined business' results of operations and financial condition include, but are not limited to: increasing the volume of traffic on Level 3's network; developing new products and services that meet customer demands and generate acceptable margins; successfully completing commercial testing of new technology and information systems to support new products and services, including voice transmission services; stabilizing or reducing the rate of price compression on certain of our communications services; integrating strategic acquisitions including the acquisition of Broadwing; attracting and retaining qualified management and other personnel; and the ability to meet all of the terms and conditions of our debt obligations. Level 3's Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other Securities and Exchange Commission filings discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. The forward-looking statements in this release and the related conference call for analysts and investors speak only as of the date they are made. Level 3 and Broadwing do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

This document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Broadwing's stockholders for their consideration. Level 3 and Broadwing will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Broadwing are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Level 3 can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Level 3 in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Level 3 and Broadwing, at the SEC's Web site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Level 3, Investor Relations, 1025 Eldorado Blvd., Broomfield, CO 80021, 720-888-2500 or to Broadwing, Investor Relations, 1122 Capital of Texas Highway South Austin, TX 78746-6426, (866) 426-7847.

Level 3, Broadwing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Broadwing in connection with the proposed transaction. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A, dated April 6, 2006, as supplemented, for Level 3's 2006 annual meeting of stockholders. Information about directors and executive officers of Broadwing and their ownership of Broadwing common stock is set forth in the proxy statement on Schedule 14A, filed with the SEC on March 24, 2006, for Broadwing's 2006 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

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